
August 21, 2020

Will Ni
Chief Operating Officer
Efund City Metro Income Fund LLC
888 7th Avenue
New York, NY 10106

> **Re: Efund City Metro Income Fund LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted July 27, 2020**
> **CIK No. 0001809632**

Dear Mr. Ni:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

FORM 1-A (DOS) SUBMITTED ON JULY 27, 2020

Cover Page

1. Please reconcile your statement that your offering will terminate at the discretion of your Manager with the time limits set forth in Securities Act Rule 251(d)(3)(i)(F).

Who is Efund City Platform LLC?, page iv

2. In regard to the online investment platform referenced in this section, please revise your disclosures to address the following:
   - Provide an overview of the platform, how it is operated and who operates it. Specifically, discuss how the platform will bring together the orders of multiple buyers and sellers for securities and identify the facility or rules under which such

orders will interact (e.g., order entry processes, priority);

- Disclose the current stage of development of the platform and whether revenues have been generated from operation of the platform;
- Discuss how the platform complies with Rules 300 through 303 of Regulation ATS. Alternatively, please tell us if you intend to register the platform as a national securities exchange;
- Disclose whether you, Efund City Platform LLC, or Efund City Holding LLC are registered, or intend to register, as broker-dealers under Section 15 of the '34 Act;
- Disclose whether any securities other than those of Efund City Metro Income Fund LLC will trade on the platform and identify such securities; and
- Provide your analysis which explains clearly whether such platform is an associated person of the issuer and how you determined that they may rely on Exchange Act Rule 3a4-1.

We may have additional comments following the review of your response.

How will the Company's NAV per share be calculated?, page viii

3. Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Preferred Return, page 2

4. We note that you are a blind pool company with no current assets or operations and that it appears unlikely that you would have a reasonable basis for including projected distribution amounts. Refer to Part II(b) of Form 1-A. As such, please revise to discuss the 8% distribution contemplated by your operating agreement in Risk Factors on page 4 and in Description of the Securities Being Offered on page 39. Please also explain the basis for the 8% distribution.

Description of Business, page 25

5. We note your disclosure regarding Efund City Holding LLC and the online investment platform for commercial real estate in the offering statement. We also note that you have not identified the properties you intend to acquire and thus your offering is a blind pool offering. Accordingly, please provide the disclosure referenced in Industry Guide 5. In particular, please provide the prior performance narrative and prior performance tables required by Item 8, or advise. Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.

Management, page 33

6. Please revise to clarify the business experience during the past five years for each of your executive officers. Please also clarify the nature of the responsibilities undertaken by them in each of those positions, and the periods during which each officer was employed by each entity. Refer to Item 10(c) of Part II of Form 1-A.

Management Compensation, page 38

7. Please disclose the estimated dollar amount of acquisition/origination fees and asset management fees, assuming the maximum amount is raised and assuming you utilize your target leverage, or advise us why you are unable to calculate such fees at this time. Please refer to Item 4.B of Industry Guide 5.

Operating Agreement, page 42

8. Please summarize the material terms of your Operating Agreement including arbitration, choice of forum and waiver of rights to jury trial provisions.

9. It appears from your Operating Agreement that the arbitration, right to jury trial and choice of venue provisions may apply to federal securities law claims. Please clarify whether these provisions apply to claims arising under the Securities Act or Exchange Act, and if so, please disclose that there is uncertainty as to whether a court would enforce such provisions. If the provisions apply to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Signatures, page III-2

10. Please indicate which manager/officer is signing as principal accounting officer. Refer to Instruction 1 to the Signatures section of Form 1-A.

You may contact Wilson Lee at 202-551-3468 or Eric Mcphee at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Linda Lei, Esq.